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                              June 11, 2021

       Gary R. Garrabrant
       Chairman and Chief Executive Officer
       Jaguar Global Growth Corporation I
       3225 Franklin Avenue, Suite 309
       Miami, FL 33133

                                                        Re: Jaguar Global
Growth Corporation I
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 18,
2021
                                                            CIK No. 0001857518

       Dear Mr. Garrabrant:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Use of Proceeds, page 82

   1. Your table of use of proceeds indicates you will have $200 million held in a trust account if the underwriters
over-allotment option is exercised. Elsewhere in the filing, you disclose that you will
have $230 million held in a trust account if the underwriters    over-
                                                        allotment option is
exercised. Please revise your disclosure to address this apparent discrepancy.
 Gary R. Garrabrant
FirstName  LastNameGary R. Garrabrant
Jaguar Global Growth Corporation I
Comapany
June       NameJaguar Global Growth Corporation I
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
Proposed Business
Legal Proceedings, page 124

2.       We note your statement that,    There is no material litigation,
arbitration or governmental
         proceeding currently pending against us or any members of our management team in their capacity as such." Please refer to Item 401(f) of Regulation S-K and, if applicable, describe any of the events specified therein that occurred during the past ten years and that are material to an evaluation of the ability or integrity of your directors, including persons nominated to become directors, or your executive officers. Description of Securities, page 144

3. Page 145 indicates that holders of founder shares will be entitled to ten votes per share in a vote to continue the company in a jurisdiction outside the Cayman Islands, whereas page
         148 indicates that, except as required by law, holders of founder shares and holders of public shares will vote together as a single class, with each share entitling the holder to one vote. Please revise or explain this apparent discrepancy in voting rights.
4. Page 149 states, "Each whole warrant entitles the registered holder to purchase one Class
         A ordinary share . . . at any time commencing on the later of one year from the closing of this offering and 30 days after the completion of our initial business combination." Please revise or explain how this dual timing for the exercise of warrants is consistent with other statements in the prospectus, such as "The warrants will become exercisable 30 days after the completion of our initial business combination" (page 17) and "[T]he warrants will become exercisable 30 days after the completion of our initial business combination, which may be within one year of this offering" (page 18).
Note 8 - Subsequent Events, page F-15

5. We note that you have evaluated events that have occurred after the balance sheet date through the date these financial statements were available to be issued. Please enhance your disclosure to also disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.
Part II
Recent Sales Of Unregistered Securities, page II-1

6. The first sentence under this heading states, "On April 21, 2021 our sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on our behalf in consideration for an aggregate of 5,750,000 founder shares." Please revise to identify your sponsor and provide the complete title of the founder shares. Also state the section of the Securities Act of 1933 or the rule of the Commission under which exemption from registration was claimed for this sale, or make clear that the Section 4(a)(2) exemption applies to this sale as well as the private placement described on page II-2.
 Gary R. Garrabrant
Jaguar Global Growth Corporation I
June 11, 2021
Page 3
General

7. Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.
       You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameGary R. Garrabrant
                                                           Division of
Corporation Finance
Comapany NameJaguar Global Growth Corporation I
                                                           Office of
Manufacturing
June 11, 2021 Page 3
cc:       Joy Gallup
FirstName LastName